UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

6D GLOBAL TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

83002F100
(CUSIP Number)

Tejune Kang
17 State Street, Suite 450
New York, New York 10004
(646) 681-4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8300F100	Page 1 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kang, Tejune

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,250,561

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 23,250,561

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,250,561

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 8300F100	Page 2 of 4

Item 1.	Security and Issuer

This Statement of Schedule 13D (“Schedule 13D”) relates to the Common Stock, $0.00001 par value per share (the “Stock”), 6D Global Technologies, Inc. (the “Issuer”), whose principal place of business is 17 State Street, Suite 450, New York, New York 10004.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Tejune Kang.
(b) & (c)The business address and occupation (where appropriate) for Tejune Kang is as follows:

Name	Occupation	Address
Tejune Kang	CEO and Chairman of the Board of Directors of the Issuer	c/o GD Global Technologies, Inc., 17 State Street, Suite 450, New York, NY 10004

(d) To the best knowledge of Tejune Kang, he has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) To the best knowledge of Tejune Kang, he has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Tejune Kang is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Tejune Kang has not made any purchases of the Stock. As further described in Item 4 below,  Tejune Kang acquired the Stock in connection with the share exchange consummated on September 29, 2014 by the Issuer in exchange for shares of Initial Koncepts, Inc., d/b/a Six Dimensions (“Six Dimensions, Inc.”), a privately held company, including shares owned by Tejune Kang.  In consideration therefor, Tejune Kang was entitled to receive 23,250,561 shares of Stock.  Tejune Kang directed that 5,881,662 shares be issued in the name of Kang Kapital LLC (“KKL”), 5,881,662 shares be issued in the name of Kang Family LLC (“KFL”), and 11,487,237 shares be issued in the name of TKO, LLC (“TKO”, and together with KKL and KFL, the “Kang Entities”).  Tejune Kang has sole voting and dispositive power over the Stock beneficially owned by each of the Kang Entities.

Item 4.	Purpose of Transaction

On September 29, 2014, the Issuer consummated an Agreement and Plan of Share Exchange (the “Exchange”) with Six Dimensions, Inc., whereby the Issuer acquired all of the issued and outstanding capital stock of Six Dimensions, Inc. in exchange for 38,664,871 shares of Stock.  Tejune Kang acquired 23,250,561 shares of Stock under the Exchange, which includes 5,881,662 shares held by KKL, 5,881,662 shares held by KFL and 11,487,237 shares held by TKO.  Tejune Kang holds sole voting and dispositive power over these aforementioned entities.  Upon consummation of the Exchange, Tejune Kang was appointed as Chief Executive Officer And Chairman of the Board of Directors of the Issuer.

The foregoing description of the Exchange does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement and Plan of Share Exchange, which is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 17, 2014 and is incorporated herein by reference.

At this time, Tejune Kang does not have any specific plan or proposal to acquire or dispose of the Stock. Consistent with his individual investment purposes, Tejune Kang at any time and/or from time to time may acquire additional shares of Stock or dispose of any or all of the Stock for which Tejune Kang has dispositive power, based on prevailing market conditions, other investment opportunities, liquidity requirements and or other investment considerations.

CUSIP No. 8300F100	Page 3 of 4

 Except as set forth in this Schedule 13D, Tejune Kang has no present plans or intentions which would relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;
(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Tejune Kang’s beneficial ownership of the Stock is listed below. The percent is based on the Form 8-K filed on October 1, 2014, as of September 29, 2014, stating that the Issuer had 77,066,989 shares of Stock outstanding.

	Sole voting		Shared voting	Sole Dispositive		Shares Dispositive	Total
Tejune Kang (1)	23,250,561	30.2%	0	23,250,561	30.2%	0	30.2%
(1) Includes 5,881,662 shares held by KKL, 5,881,662 shares held by KFL and 11,487,237 shares held by TKO. Tejune Kang indirectly holds all of the Stock owned by the Kang Entities.

(b) Tejune Kang has sole voting and dispositive power over the Stock held the Kang Entities.
(c) Except as described in this Schedule 13D, there have been no transactions in the Stock of the Issuer by Tejune Kang during the past 60 days.
(d) No person other than the Tejune Kang and the Kang Entities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock beneficially owned by Tejune Kang.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in Items, 3, 4 and 5 of this Schedule 13D, which are incorporated herein by reference in their entirety, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Tejune Kang and any person with respect to any securities of the Issuer.

CUSIP No. 8300F100	Page 4 of 4
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2014
Date
/s/ Tejune Kang
Signature
Tejune Kang
Name/Title